YALETOWN CAPITAL INC.

Suite 598, 999 Canada Place
Vancouver, BC V6C 3E1 Canada

November 28, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549 Michael Clampitt

Dear Mr. Michael Clampitt:

Re:	Yaletown Capital, Inc. (the “Company”)
Registration Statement on Form SB-1, File No. 333-136621

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-1 to 10:00 a.m. (Eastern Standard Time) on Wednesday, November 29, 2006, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-1, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,
Yaletown Capital Inc.

/S/ Randy Cheveldave
-------------------------------------------
Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)